 Drinker Biddle & Reath LLP

191 North Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

July 30, 2019

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Foor

Kathy Churko

RE:	Partners Group Private Income Opportunities, LLC (the “Registrant” or the “Fund”); File Nos. 333-213376; 811-23188

Dear Mr. Foor and Ms. Churko:

The following responds to the staff’s accounting comments that you provided by telephone on July 24, 2019, and the disclosure comments that you provided via telephone on July 25, 2019, regarding the review of Post-Effective Amendment No. 3 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 6 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Fund’s registration statement (“PEA No. 3”). Changes to the Registrant’s disclosure discussed herein will be reflected in an updated post-effective amendment filing (“PEA No. 4”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. All page references are to page numbers in PEA No. 3. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in PEA No. 3.

ACCOUNTING COMMENTS

1.	The fees and expenses in the table on page 8 of the prospectus do not appear to add up to the Total Annual Operating Expenses line item of 4.71% for Class A and 4.06% for Class C. Please explain why.

The Registrant confirms that Incentive Fees are included in Other Expenses line item and will revise the formatting presentation of the table to clarify that Incentive Fees are a sub-item of Other Expenses.

2.	Footnote 8 to the fee table on page 9 of the prospectus states that the Expense Limitation Agreement is expected to continue until April 1, 2020. In order to be included in the fee table, the Expense Limitation must be in effect for at least one-year from the effective date of the filing.

The Registrant confirms and will disclose that the Expense Limitation Agreement will continue in effect for at least one-year from the effective date of the filing.

3.	On page 5 of the Financial Statements, the Statement of Assets and Liabilities includes a “Receivable from Adviser” line item in an amount that appears to represent approximately a 7-month accrual. If that represents the fees or expenses waived pursuant to the Expense Limitation Agreement, please supplementally explain when that receivable was settled and the process for settling reimbursements. The staff would expect reimbursements to settle at the same frequency as the Fund pays the Adviser its fee, which is monthly.

The “Receivable from Adviser” line in the Statement of Assets and Liabilities as of year-end represents a six-month accrual (October 2018 – March 2019). The first five months of the accrual (October 2018 – February 2019) was settled in April 2019 and the last month (March 2019) was settled in May 2019. Previously, the Registrant's intention and process was to settle the “Receivable from Adviser” line item on a quarterly basis. At the time the financial statements were prepared, the third quarter invoice (October 2018 – December 2018) had been processed, but the payment was not made until the month following issuance, hence the extended accrual. However, since the issuance of the financial statements, the Registrant has implemented a structured process with the service provider (who issues the invoices) to pay fees on a monthly basis. There are now monthly reimbursements and fee payments.

4.	On page 8 of the Financial Statements, the Cash Flows from Operating Activities includes lines items showing increases and decreases in receivables and payables. There is no line item corresponding to the receivables by the Adviser. Please explain.

The line item “Decrease in miscellaneous receivable” corresponds to the receivables by the Adviser. Going forward, the Registrant will ensure internal consistency across the ways the various line items in the financial statements are named to avoid confusion.

5.	Note 3 to the Financial Statements contains a chart summarizing quantitative information about significant unobservable valuation inputs approved by the Adviser for Level 3 Fair Value Measurements for investments held as of March 31, 2019. Please explain why the range (weighted average) relating to the “Recent financing” valuation technique is disclosed as “not applicable.”

For the “recent financing / recent transaction” category, we determined that a “range” relating to this valuation method is not meaningful. A recent transaction price does not have a common unit assigned to it. For example, one transaction price could be represented as “price per share” while another transaction could be presented as a “price per LP interest” or “price of a shareholder loan”. In addition, financial instruments across different companies/investments are issued at different prices (e.g., for one company shares might be issued at $1, while for another company shares might be issued at $1,000). Hence, in our view, disclosing a range for this category does not provide any useful information to the reader of the financial statements.

6.	Note 11 to the Financial Statements provides information on Commitments. Please supplementally represent that the Registrant “reasonably believes” its assets will provide adequate coverage to satisfy its unfunded commitments going forward.

Given the Fund’s current and anticipated cash reserves, cash equivalents and other liquid assets, the Registrant reasonably believes its assets will provide adequate coverage to satisfy the Fund’s unfunded commitments going forward.

DISCLOSURE COMMENTS

7.	Please explain why shareholder approval was not sought for the change in the Fund’s Incentive Fee change.

Shareholder approval was not sought for the Fund’s Incentive Fee change because the change to the structure of the Incentive Fee does not result in an increase in incentive fees payable to the Adviser by the Fund or in a reduction or modification in any way of the nature or level of the advisory services provided to the Fund by the Adviser. Therefore the Registrant concluded that such a modification to the incentive fee structure and the resulting amendment to the Investment Management Agreement did not require shareholder approval.

8.	Please consider adding LIBOR Risk as a principal risk to the Prospectus or explain why it would not be appropriate for the Fund to do so. Please also review this risk factor and tailor it to describe how the move away from LIBOR could affect the Fund’s investments. Consider whether the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include fallback provisions that address how interest rates will be determined if LIBOR ceases to be available for use and how this would affect the Fund in terms of liquidity and valuation. Explain how the transition to a successor rate could impact the value of investments that reference LIBOR.

The Registrant will include LIBOR Risk as a principal risk to the Prospectus of the PEA No. 4 by adding the following disclosure:

According to various reports, certain financial institutions, commencing as early as 2005 and throughout the global financial crisis, routinely made artificially low submissions in the London Interbank Offered Rate (“LIBOR”) setting process. Since the LIBOR scandal came to light, several financial institutions have been fined significant amounts by various financial regulators in connection with allegations of manipulation of LIBOR rates. Other financial institutions in various countries are being investigated for similar actions. These developments may have adversely affected the interest rates on securities whose interest payments were determined by reference to LIBOR. Any future similar developments could, in turn, reduce the value of such securities owned by the Fund.

In 2017, the United Kingdom’s Financial Conduct Authority (“FCA”) warned that LIBOR may cease to be available or appropriate for use by 2021. The unavailability of LIBOR presents risks to the Fund, including the risk that any pricing or adjustments to the Fund’s investments resulting from a substitute reference rate may adversely affect the Fund’s performance and/or NAV. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. Abandonment of or modifications to LIBOR could have adverse impacts on newly issued financial instruments and existing financial instruments which reference LIBOR. While some instruments in which the Fund invests may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments in which the Fund invests may have such provisions and there is significant uncertainty regarding the effectiveness of any such alternative methodologies. Abandonment of or modifications to LIBOR could lead to significant short-term and long-term uncertainty and market instability. It remains uncertain how such changes would be implemented and the effects such changes would have on the Fund, including any negative effects on the Fund's liquidity and valuation of the Fund's investments, issuers of instruments in which the Fund invests and financial markets generally.

There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. Abandonment of or modifications to LIBOR could have adverse impacts on newly issued financial instruments and existing financial instruments which reference LIBOR. While some instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions and there is significant uncertainty regarding the effectiveness of any such alternative methodologies. Abandonment of or modifications to LIBOR could lead to significant short-term and long-term uncertainty and market instability. It remains uncertain how such changes would be implemented and the effects such changes would have on the Fund, issuers of instruments in which the Fund invests and financial markets generally.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107 or, in my absence, to Joshua Lindauer at (215) 988-2738.

Regards,

/s/ David L. Williams

David L. Williams

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